UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AMERISOURCEBERGEN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03073E105

(CUSIP Number)

Marco Pagni

Executive Vice President, Global Chief Administrative Officer and General Counsel

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

With a copy to:

Alan L. Dye, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 56,854,867
	9	Sole Dispositive Power
	10	Shared Dispositive Power 56,854,867
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,854,867
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%*
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 237,891,501 shares of Common Stock outstanding (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 25, 2016), reflecting the number of shares of Common Stock outstanding as of August 23, 2016 adjusted to give effect to the issuance of 22,696,912 shares of Common Stock upon the exercise in full of Warrant 2 as described herein.

13D
CUSIP No. 03073E105

1	Name of Reporting Person WBA Investments, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 56,854,867
	9	Sole Dispositive Power
	10	Shared Dispositive Power 56,854,867
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,854,867
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%*
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 237,891,501 shares of Common Stock outstanding (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 25, 2016), reflecting the number of shares of Common Stock outstanding as of August 23, 2016 adjusted to give effect to the issuance of 22,696,912 shares of Common Stock upon the exercise in full of Warrant 2 as described herein.

13D
CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 56,854,867
	9	Sole Dispositive Power
	10	Shared Dispositive Power 56,854,867
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,854,867
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.9%*
14	Type of Reporting Person (See Instructions) HC, CO

*	This calculation is based on 237,891,501 shares of Common Stock outstanding (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 25, 2016), reflecting the number of shares of Common Stock outstanding as of August 23, 2016 adjusted to give effect to the issuance of 22,696,912 shares of Common Stock upon the exercise in full of Warrant 2 as described herein.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D (the “Schedule 13D”) relating to the common stock, $0.01 par value per share (“Common Stock”), of AmerisourceBergen Corporation, a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2014, as amended by Amendment No. 1 thereto filed on January 16, 2015, Amendment No. 2 thereto filed on January 25, 2016 and Amendment No. 3 thereto filed on March 22, 2016. Terms used but not defined in this Amendment No. 4 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

Explanatory Note

This Amendment No. 4 is being filed because, as disclosed herein, Warrant 2 (as defined below) became immediately exercisable and was exercised in full on August 25, 2016, resulting in the acquisition from the Issuer of 22,696,912 additional shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

This Amendment No. 4 is being filed by: (i) Walgreens Boots Alliance Holdings LLC, a Delaware limited liability company (“WBA Holdings”) (f/k/a WAB Holdings LLC); (ii) WBA Investments, Inc., a Delaware corporation (“WBA Investments”); and (iii) Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA”). WBA Holdings, WBA Investments and WBA are collectively referred to as the “Reporting Persons.”

WBA Holdings was formed solely for the purpose of investing in the Issuer. All of the shares of Common Stock reported as beneficially owned by any Reporting Person in this Schedule 13D are held by WBA Holdings (including the shares received upon the exercise in full of Warrant 1 and Warrant 2). WBA Holdings is a direct wholly-owned subsidiary of WBA Investments. WBA Investments is a direct wholly-owned subsidiary of WBA. WBA, together with its subsidiaries, including the Reporting Persons, is a global pharmacy-led, health and wellbeing enterprise.

The principal business office of each of the Reporting Persons is: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

On August 25, 2016, WBA Holdings exercised Warrant 2 (as defined below) in full, resulting in the acquisition from the Issuer of 22,696,912 shares of Common Stock for an aggregate exercise price of approximately $1,191,588,000. Such shares of Common Stock were acquired with cash contributed to WBA Holdings by WBA, on behalf of WBA Investments. Such funds were available from cash on WBA’s balance sheet.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On August 25, 2016, each warrant comprising Warrant 2 was amended by Amendment No. 1 thereto to become immediately exercisable in whole or in part and from time to time upon the terms and conditions set forth therein. All references herein to Warrant 2 refer to Warrant 2 as amended by Amendment No. 1 thereto, and the summary of Warrant 2 included herein is qualified in its entirety by reference to the full text of the related warrant agreements as so amended, copies of which are included as Exhibits 99.4, 99.5, 99.6 and 99.7 hereto and incorporated herein by reference.

On August 25, 2016, WBA Holdings exercised Warrant 2 in full, resulting in the acquisition from the Issuer of 22,696,912 shares of Common Stock for $52.50 per share (an aggregate exercise price of approximately $1,191,588,000). The shares of Common Stock reported by WBA Holdings, WBA Investments and WBA in this Schedule 13D are held by WBA Holdings and are comprised of Initial Open Market Shares as defined in the Framework Agreement and the shares issued upon the exercise in full of Warrant 1 and Warrant 2.

Ms. Ornella Barra, Co-Chief Operating Officer of WBA, was appointed to, and serves as, a member of the Issuer’s Board of Directors pursuant to the Initial Designation Right.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following:

(a) and (b). The ownership percentages set forth below are based on 237,891,501 shares of Common Stock outstanding (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 25, 2016), reflecting the number of shares of Common Stock outstanding as of August 23, 2016 adjusted to give effect to the issuance of 22,696,912 shares of Common Stock upon the exercise in full of Warrant 2. WBA Holdings may be deemed to beneficially own 56,854,867 shares of Common Stock, representing approximately 23.9% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 4.

By virtue of relationships reported in Item 2, each of WBA Investments and WBA may be deemed to share the power to vote or direct to vote or to direct the voting of, and to dispose of or to direct the disposition of and, accordingly, may be deemed to beneficially own the 56,854,867 shares of Common Stock held by WBA Holdings, representing approximately 23.9% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 4.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than WBA Holdings) that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On August 25, 2016, WBA Holdings acquired 22,696,912 shares of Common Stock from the Issuer for $52.50 per share ($1,191,588,000 aggregate exercise price) upon the exercise in full of Warrant 2. With respect to each Reporting Person, such Reporting Person and, to the knowledge of such Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, have not otherwise effected any transaction in shares of Common Stock in the past 60 days.

(d) Other than WBA Holdings, WBA Investments and WBA and the persons listed in Annex A hereto with respect thereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibits	Description of Exhibits

99.1	Framework Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.2	Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.3	Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.4	Warrant issued on March 18, 2013 (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.5	Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).

99.6	Warrant issued on March 18, 2013 (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.7	Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).

99.8	Shareholders Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.9	Transaction Rights Agreement, dated as of March 18, 2013, by and among Walgreen Co., Walgreens Pharmacy Strategies, LLC, Alliance Boots GmbH, Alliance Boots Luxembourg S.à r.l., and WAB Holdings LLC (filed as Exhibit 10.3 to Walgreen Co.’s Current Report on Form 8-K (File No. 1-00604), filed on March 20, 2013 and incorporated by reference herein).

99.10	Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH (previously filed on January 16, 2015 as Exhibit 99.11 to Amendment No. 1 to this Schedule 13D).

99.11*	Joint Filing Agreement, dated August 25, 2016.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2016

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

By:	/s/ Jason Dubinsky
Name:	Jason Dubinsky
Title:	Vice President

WBA INVESTMENTS, INC.

By:	/s/ Jason Dubinsky
Name:	Jason Dubinsky
Title:	Vice President

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Kimberly Scardino
Name:	Kimberly Scardino
Title:	Senior Vice President, Global Controller and Chief Accounting Officer

ANNEX A

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens, except for Claudio Moreno, who is a citizen of Argentina.

Kimberly Scardino, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Jason Dubinsky, Vice President

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Claudio Moreno, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Senior Director, US Tax Research & Planning, Walgreens Boots Alliance, Inc.

WBA INVESTMENTS, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens.

Jason Dubinsky

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Kimberly Scardino

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Collin Smyser

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens, except for Claudio Moreno, who is a citizen of Argentina.

Kimberly Scardino, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Jason Dubinsky, Vice President

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Claudio Moreno, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Senior Director, US Tax Research & Planning, Walgreens Boots Alliance, Inc.

WALGREENS BOOTS ALLIANCE, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens, except for Janice M. Babiak, who is a citizen of the United States and the United Kingdom; John A. Lederer, who is a citizen of Canada; Stefano Pessina, who is a citizen of Monaco; and Dominic Murphy, who is a citizen of the Republic of Ireland.

Janice M. Babiak

Present Principal Occupation: Former Partner, Ernst & Young LLP

David J. Brailer, MD, Ph.D

Present Principal Occupation: Chairman, Health Evolution Partners

William C. Foote

Present Principal Occupation: Former Chairman and CEO, USG Corporation

Ginger L. Graham

Present Principal Occupation: President and CEO, Two Trees Consulting

John A. Lederer

Present Principal Occupation: Former President and CEO, US Foods

Dominic P. Murphy

Business Address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Partner, Kohlberg Kravis Roberts & Co. Partners LLP

Stefano Pessina

Business address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Leonard D. Schaeffer

Present Principal Occupation: Judge Robert Maclay Widney Chair and Professor, University of Southern California

Nancy M. Schlichting

Present Principal Occupation: CEO, Henry Ford Health System

James A. Skinner

Present Principal Occupation: Executive Chairman of the Board, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all executive officers listed below are United States citizens, except for George R. Fairweather, Alexander Gourlay and Marco Pagni, who are each citizens of the United Kingdom; Stefano Pessina and Ornella Barra, who are each citizens of Monaco; and Ken Murphy, who is a citizen of the Republic of Ireland.

James A. Skinner

Present Principal Occupation: Executive Chairman of the Board, Walgreens Boots Alliance, Inc.

Stefano Pessina

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Co-Chief Operating Officer of Walgreens Boots Alliance, Inc.

Alexander Gourlay

Present Principal Occupation: Co-Chief Operating Officer of Walgreens Boots Alliance, Inc.

George R. Fairweather

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President and Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Ken Murphy

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Chief Commercial Officer and President Global Brands, Walgreens Boots Alliance, Inc.

Marco Pagni

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Global Chief Administrative Officer and General Counsel, Walgreens Boots Alliance, Inc.

Kimberly Scardino

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Kathleen Wilson-Thompson

Present Principal Occupation: Executive Vice President and Global Chief Human Resources Officer, Walgreens Boots Alliance, Inc.